UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☒

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Brasil Telecom Participações S.A.

(Name of Subject Company)

Brasil Telecom Holding Company

(Translation of Subject Company’s Name into English (if applicable))

Federative Republic of Brazil

(Jurisdiction of Subject Company’s Incorporation or Organization)

Telemar Norte Leste S.A.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Roberto Terziani

Investor Relations Director

Rua Humberto de Campos, 425

7º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1208

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Mark O. Bagnall

White & Case LLP

Wachovia Financial Center, Suite 4900

200 South Biscayne Boulevard

Miami, FL 33131

Tel: (305) 371-2700

May 22, 2009

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

The following exhibit is attached to this Form CB as Exhibit A:

Notice of Mandatory Tender Offer for Acquisition of Common Shares issued by Brasil Telecom Participações S.A. dated May 22, 2009 (English translation).

The following exhibit is attached to this Form CB as Exhibit B:

Valuation Report pursuant to CVM Instruction Number 361, dated January 23, 2009, prepared by Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários for Telemar on Brasil Telecom Participações S.A. common shares (English translation).

Item 2. Information Legends

Not Applicable

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed by Telemar Norte Leste S.A. concurrently with this Form CB.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELEMAR NORTE LESTE S.A.
Dated: May 22, 2009

	By:	/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer

	By:	/s/ Luiz Eduardo Falco Pires Corrêa
	Name:	Luiz Eduardo Falco Pires Corrêa
	Title:	Chief Executive Officer

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